Exhibit 12

BEAM INC. AND SUBSIDIARIES

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in millions)

Three Months Ended March 31, 2013
Earnings Available:
Income from continuing operations before income taxes	$154.0
Add: Total Fixed Charges	27.9
Less: Income of equity investees included above	1.2

Total Earnings Available	$180.7

Fixed Charges:
Interest expense and amortization of debt discount and expenses	$26.4
Portion of rentals representative of an interest factor	1.5

Total Fixed Charges	$27.9

Ratio of Earnings to Fixed Charges	6.48